CanAlaska Ventures Ltd.
TSX Venture Exchange: CVV
OTCBB: C V V L F

2303 W

02042122

Email: info@canal

02 JUN 26 AM 11: 18

NEWS RELEASE **June 14th, 2002**

Preliminary Results on 4 Otish Mountain Diamond Projects, Quebec

Preliminary examination of the recently flown high resolution airborne magnetic survey over CanAlaska's four main blocks in the Otish Mountain area of Quebec has resulted in the identification of some 30 circular to elliptical magnetic features which may be attributable to kimberlitic bodies.

Preparations are underway for a ground follow-up program consisting of prospecting and till sampling with the work concentrated in the down ice direction from the magnetic anomalies.

Work will commence in the southern block - Map sheet 33A-01 where some twelve magnetic features have been identified in areas of NW and NE trending structures. The southern block adjoins Pure Gold Minerals Inc. (Tichegami Property) where drilling of an airborne magnetic anomaly intersected kimberlitic material.

Ashton recently confirmed that the Renard 3, 4, 5 and 6 bodies (Ashton Release -June 13th, 2002) are diamondiferous. (49 macro-diamonds and 71 micro-diamonds). The Renard discoveries lie in between two of CanAlaska's properties: 25 km SE of one and 35 km NW of another, **confirming the diamond exploration potential of the Otish Mountain area.**

CanAlaska is actively seeking joint venture partners to further develop and explore these prospective properties. CanAlaska has the option to 100% interest in the Otish Mountain claim blocks which together comprise 61,000 acres.

Gold Rush – Central Newfoundland

CanAlaska has entered into a joint venture with Altius Minerals Corporation whereby it may earn a 75% interest in three properties in the Botwood Basin area. (Rolling Pond, Chiouk Brook and Paradise Lake). To date Altius has identified three major trends in the Botwood Basin area which may have the potential to host Carlin type deposits, the Mustang Trend (Altius-Barrick Gold Corporation), the Moosehead Trend (Agninco-Eagle(Sudbury Contact Mines) and the Miguel Trend (Altius-CanAlaska).

The geological environment of the Botwood Basin has been compared to that of Nevada's gold laden Carlin trend where over 50 million ounces of gold have been recovered since 1962. Recent exploration results indicate significant potential for the discovery of new gold deposits and exploration activity continues to intensify in central Newfoundland.

In addition CanAlaska has acquired 3 additional gold projects (BB-1, BB-2 and BB-3) in the Botwood Basin area for a total of 400 claims, based on the recommendation of its Newfoundland consultant, Peter Dimmel l, P.Geo. and is currently in negotiations to acquire additional advanced and early exploration staged projects in central Newfoundland and Labrador.

CanAlaska is diversified exploration company with cash and marketable securities of $1.2 million which upon the successful completion of the Canaccord financing (CanAlaska release – May 31, 2002) increase to $2.2 million in cash and securities. and is currently developing nine gold projects in Alaska, BC, and Newfoundland and Labrador and Management is currently negotiating to acquire additional gold projects in North America.

Map Attachment on the second page

On behalf of the Board of Directors

Harry Barr

Harry Barr, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

S.E.C. 12g3-2(b) Reg #82-2131 CUSIP#137089108

Listed Standard & Poors OTC

Map Attachment to Canalaska Ventures Ltd. News Release dated June 14, 2002



Majescor/BHP
CanAlaska
33A15 Block
West Of Diamond
Bearing Kimberlites
Ashton/Soquem
Renard
23D13 Block
East of Diamond
Bearing Kimberlites
Majescor/BHP
Six Satellite Blocks
Along Structural Corridor
33A01 Block
North of Diamond
Bearing Kimberlite
0
20
40
Kilometres